Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Fat Projects Acquisition Corp. (the “Company”) on Form S-1 (File No. 333-257126) of our report dated June 15, 2021, except for the Representative Shares section of Note 6, as to which the date is August 19, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of the Company as of April 22, 2021 and for the period from April 16, 2021 (inception) through April 22, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Boston, MA

August 19, 2021